SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32640; 812-14213

The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V.

May 18, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from section 19(b) of the Act and rule 19b-1 under the Act to permit a
registered closed-end investment company to make periodic distributions of long-term capital
gains more frequently than permitted by section 19(b) or rule 19b-1.

Applicants: The Mexico Equity & Income Fund, Inc. (the "Fund"), a non-diversified closed-end
investment company registered under the Act and organized as a corporation under the laws of
Maryland and Pichardo Asset Management, S.A. de C.V. (the "Adviser") (together with the
Fund, the "Applicants"), registered under the Investment Advisers Act of 1940, organized as a
corporation under the laws of Mexico, and serving as investment adviser to the Fund.

Filing Dates: The application was filed on September 23, 2013 and amended on December 2,
2013, March 21, 2016, August 2, 2016, and December 5, 2016.

Hearing or Notification of Hearing: An order granting the application will be issued unless the
Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on June 12, 2017, and
should be accompanied by proof of service on applicants, in the form of an affidavit or, for
lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Phillip Goldstein, The Mexico Equity & Income Fund, Inc., c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202 and Maria Eugenia Pichardo, Pichardo Asset Management, S.A. de C.V., Andres Bello 45, 22nd Floor, Col. Chapultepec Polanco, Del. Miguel Hidalgo, CDMX 11560.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel at (202) 551-6915, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application:

1.   Section 19(b) of the Act generally makes it unlawful for any registered investment company ("fund") to distribute long-term capital gains more often than once every twelve months. Rule 19b-1 under the Act limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Internal Revenue Code of 1986 ("Code," and such dividends, "distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to section 855 of the Code not exceeding 10% of the

total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2. Applicants believe that the Fund's stockholders may prefer an investment vehicle that provides for more frequent capital gains distributions and a consistent cash flow. Applicants propose that the Fund be permitted to adopt a distribution policy pursuant to which the Fund would distribute periodically to its stockholders a fixed monthly percentage of the market price of the Fund's common stock at a particular point in time or a fixed monthly percentage of net asset value at a particular time or a fixed monthly amount per share of common stock, any of which may be adjusted from time to time (a "Distribution Policy").

3. Applicants request an order under section 6(c) of the Act granting an exemption from section 19(b) of the Act and rule 19b-1 to permit the Fund to distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as frequently as twelve times in any one taxable year in respect of its common stock and as often as specified by, or determined in accordance with the terms of, any preferred stock issued by the Fund. Section 6(c) of the Act provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4. Applicants state that any order granting the requested relief will be subject to the terms and conditions stated in the application, which generally are designed to address the concerns underlying section 19(b) and rule 19b-1, including concerns about proper disclosures and shareholders' understanding of the source(s) of a Fund's distributions and concerns about improper sales practices. Among other things, such terms and conditions require that (1) the

board of directors or trustees of the Fund (the "Board") review such information as is reasonably necessary to make an informed determination of whether to adopt the proposed Distribution Policy and that the Board periodically review the amount of the distributions in light of the investment experience of the Fund, and (2) that the Fund's shareholders receive appropriate disclosures concerning the distributions.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary